EXHIBIT (a)(1)(N)

Subject: Irregularity in Election/Withdrawal Form

Dear [insert Employee Name],

We have received your [Election/Withdrawal] Form on [insert date and time here] and have noted [insert irregularities]. As a result, this [Election/Withdrawal] Form shall not be effective to [insert desired outcome if known]. Remember, the last Election or Withdrawal Form we receive from you prior to the Expiration Date of July 1, 2003, 5:00 p.m. Eastern Daylight Saving Time will govern your participation in the Employee Stock Option Exchange Program. Therefore, if you wish to correct this irregularity, you should submit a correct and complete version of the form so that it reaches Stock Administration on or before the Expiration Date of July 1, 2003, 5:00 p.m. Eastern Daylight Saving Time in accordance with the procedures described in the Offer to Exchange.

Stock Administration
[Insert contact information here]